Exhibit No. (a)(9)
FOR IMMEDIATE RELEASE
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WEDNESDAY, 8TH JULY 1998
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              CARLTON ANNOUNCES EXPIRATION OF THE U.S. HART-SCOTT-
                  RODINO WAITING PERIOD IN CONNECTION WITH ITS
                     ACQUISITION OF NIMBUS CD INTERNATIONAL


Carlton Communications Plc today announced that the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 in connection with Carlton's acquisition of Nimbus CD International has expired. The expiration of the waiting period was one of the conditions to Carlton's pending tender offer for all outstanding shares of Nimbus common stock. That tender offer is scheduled to expire at 12:00 Midnight New York City time on July 21, 1998, unless extended.

                                     -ENDS-

For further information please contact:
David Cameron      Carlton Communications Plc        011 44171 663 6363